Filed by Naspers Limited pursuant to Rule 425 under the Securities Act of 1933
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                                                 Subject Company:  MIH Limited
                                                 SEC File Number:  333-100938

                                                 December 10, 2002



              MIHH AND NASPERS SCHEME OF ARRANGEMENT SANCTIONED;
                    GROUP REORGANIZATION NEARS COMPLETION


CAPE TOWN, South Africa, 10 DECEMBER 2002 - NASPERS LIMITED (JSE : NPN), MIH HOLDINGS (JSE : MIHH), MIH LIMITED (NASDAQ : MIHL), today announced that the scheme of arrangement proposed by Naspers Limited between MIHH and its shareholders (other than Naspers and MIH Investments (Proprietary) Limited) was today sanctioned by the High Court of South Africa.

The Order of the Court sanctioning the scheme of arrangement will be lodged with the Registrar of Companies for registration on Wednesday 11 December 2002. Other than the registration of the Order of Court by the Registrar, all other outstanding conditions precedent relating to the scheme and the reorganization have been fulfilled.

The listing of MIHH shares on the JSE Securities Exchange South Africa will be suspended from the commencement of business on Friday 13 December 2002, and will be terminated with effect from the commencement of business on Tuesday 24 December 2002.

The merger between MIHL and MIH (BVI) Limited is expected to become effective on Friday 20 December 2002. MIHL expects to delist its Class A ordinary shares from Nasdaq after the close of trading on Friday 20 December 2002. Naspers expects to list its American Depositary Shares, each representing 10 Class N ordinary shares, on Nasdaq on Monday 23 December 2002.

                                    - end -

ABOUT NASPERS:

Naspers is a multinational media company with its principal operations in pay television and internet subscriber platforms, print media, book publishing, private education and technology. Naspers' most significant operations are located in South Africa, where it generates approximately 68% of its revenues, with other significant operations located elsewhere in Africa and in Greece, Cyprus, the Netherlands, China and Thailand. Naspers creates media content, builds brand names around it, and manages the platforms distributing the content. Naspers delivers its content in a variety of forms and through a variety of channels, including television platforms, internet systems, newspapers, magazines and books.


ABOUT MIH LIMITED:

MIHL's activities are focussed on subscriber platforms providing television and internet services to over 2 million paying subscribers in Africa, the Mediterranean and Asia. 59% of its subscriber base consists of digital subscribers. Across its platforms MIHL has secured long-term rights to premium movies, major sporting events and popular children's programming, all of which are tailored for the local market. The television platforms also provide a range of interactive services such as online games, shopping, banking and on-demand information. MIHL has a holding in QQ, the most pervasive instant-messaging platform in Asia. Supporting MIHL's subscriber platforms, Irdeto Access provides encryption and other related services to channel and platform operators worldwide.


IMPORTANT LEGAL INFORMATION:

This press release contains forward-looking statements. While these forward-looking statements represent our judgements and future expectations, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, the risk that the group companies will not consummate the proposed reorganization; the costs related to the proposed reorganization; the risk that all anticipated benefits may not be obtained; and other key factors that we have indicated that could adversely affect our businesses and financial performance contained in our past and future filings and reports, including those filed with or furnished to the U.S. Securities and Exchange Commission (the "SEC"). Neither Naspers, MIHH nor MIHL are under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Complete details of Naspers' offer to MIHL shareholders have been set forth in a registration statement and other appropriate filings made with the SEC. We urge investors to read the registration statement and any other relevant documents filed with the SEC, because they contain important information.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Investors will be able to obtain any documents filed with the SEC relating to the offer by Naspers to MIHL shareholders from the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Telephone: (202) 942-8090,
Fax: (202) 628-9001. E-mail: publicinfo@sec.gov. Documents filed with or furnished to the SEC by Naspers (other than certain exhibits) are available free of charge from The Company Secretary, Naspers Limited, 40 Heerengracht, Cape Town, 8001, South Africa, Telephone No: +27 21 406 2121.

This press release is also available on MIHL's website: www.mih.com, and on Naspers' website: www.naspers.com.


Contact details:

Mark Sorour
MIH Limited
+27 (0) 21 406 3008
Msorour@media24.com


Beverley Branford
MIH Limited
+31 65 155 2660
bbranford@mih.com